UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-40529

Missfresh Limited

(Registrant’s name)

3rd Floor, Block A, Vanke Times Center

No. 9 Wangjing Street

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Missfresh Limited

By:	/s/ Zheng Xu
Name: Zheng Xu
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: July 15, 2022

Exhibit Index

Exhibit 99.1—Missfresh Announces Strategic Partnership and RMB200 Million Equity Investment from Shanxi Donghui